Exhibit 12.1

Southwestern Electric Power Company
Consolidated Ratio of Earnings to Fixed Charges
For the Twelve Months Ended September 30, 2001 and Years Ended December 31

                                    Twelve Months
                                        Ended
                   September 30, 2001    2000      1999      1998      1997      1996
                                         (thousands, except ratios)

Operating Income            $135,887  $128,278  $147,062  $150,678  $139,473  $134,117
Adjustments
  Income Taxes                36,566    14,597    55,343    62,595    44,396    32,931
  Provision for
    Deferred Income
      Taxes                    1,218    14,653   (17,347)  (11,909)   (2,209)      714
Deferred Investment
      Tax Credits             (4,442)   (4,482)   (4,565)   (4,631)   (4,662)   (4,730)
Changes for Investments and
  Plant Development Costs,
  Net of Tax                    -         -         -         -         (483)  (21,815)
Other Income and Deductions    2,680     3,405    (2,000)    1,115     3,578       312
Allowance for Borrowed and
  Equity Funds Used During
  Construction                 2,934     3,372     1,984     2,687     2,156     2,423
  Interest Portion of
    Financing Leases            -         -          335       598     1,194     1,514
    Earnings                $174,843  $159,823  $180,812  $201,133  $183,443  $145,466

Fixed Charges:
  Interest on
   Long-term Debt            $42,813   $43,547   $38,380   $39,233   $40,440   $44,066
  Interest on
   Short-term Debt             8,264    10,174    13,800     8,591     5,736     8,381
  Distributions on Trust
   Preferred Securities        8,663     8,663     8,662     8,662     5,582      -
  Interest Portion of
   Financing leases             -         -          335       598     1,194     1,514
    Fixed Charges            $59,740   $62,384   $61,177   $57,084   $52,952   $53,961

Ratio of Earnings to
  Fixed Charges                 2.92      2.56      2.95      3.52      3.46      2.69